SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2005

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Berlin, February 9, 2005 – According to preliminary figures, the Schering AG Group, Germany (FSE: SCH, NYSE: SHR), reported an organic sales growth of 5 percent in 2004. Currency effects negatively impacted Group sales by 3 percent. Total net sales in 2004 increased by 2 percent to EUR4,907m.

The net sales increase was mainly based on the very good performance of Schering’s ten top- selling products (+8 percent currency adjusted). Schering continued to gain market shares with the innovative oral contraceptive Yasmin® in all major markets, and net sales in 2004 strongly increased (+56 percent currency adjusted). Yasmin® is now the leading oral contraceptive worldwide. With our products Yasmin® and Mirena®, sales of which increased by 25 percent currency adjusted, Schering is now the global number 1 company in fertility control. In 2004, net sales of Schering’s top-selling product Betaferon® (tradename in the U.S. and Canada: Betaseron®) increased by 5 percent currency adjusted.

For fiscal year 2004, Schering expects an operating profit of EUR761m (+11 percent). This increase is based on a significant rise in operating performance especially due to improved cost structures. Net profit is expected to amount to EUR500m (+13 percent). This corresponds to earnings per share of EUR2.61 (+14 percent).

On the basis of these good results, the Executive Board will propose a dividend payment of EUR1.00 per share for fiscal year 2004.

“In 2004, we achieved a good result and, at the same time, substantially improved cost structures, which will be the foundation for profitable growth in the future. The results of our FOCUS Initiative allow us to continue our investments in innovative research and development projects on a very high level”, said Dr. Hubertus Erlen, Chairman of the
Executive Board of Schering AG. “For 2005, we expect our organic sales growth to be in the mid-single digit range and to further increase our profitability.”

“With an operating margin of 15.5 percent in 2004 we are well on track to reaching our margin goal of 18 percent by 2006. In 2005, we expect the strong growth of Yasmin®
to continue. Sales of Betaferon®, for which we expect promising results from new studies, will also continue to grow”, said Dr. Jörg Spiekerkötter, Chief Financial Officer of Schering AG. “For our U.S. business, we expect double digit growth.”

Schering will publish its audited consolidated financial statements for 2004 at its Annual Press Conference on March 4, 2005.

Sales trends by products

Top-selling products			Sales Q1-4/2004	Change from Q1-4/2003
			EURm	total	currency adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	782	+2%	+5%
2.	Yasmin®	(fertility control)	429	+48%	+56%
3.	Magnevist®	(diagnostics)	303	+1%	+6%
4.	Iopamiron®	(diagnostics)	241	–8%	–6%
5.	Ultravist®	(diagnostics)	236	0%	+3%
6.	Mirena®	(fertility control)	199	+21%	+25%
7.	Diane®	(gynecology)	186	–8%	–6%
8.	Microgynon®	(fertility control)	128	+3%	+7%
9.	Meliane®	(fertility control)	120	+2%	+4%
10.	Fludara®	(therapeutics)	103	–26%	–25%
	Total		2,727	+5%	+8%
Total as % of Group sales			56%

Sales trends by Region

Q1-4/2004

Net sales by Region	EURm		Change from Q1-4/2003				% of total
	Q1-4/2004	Q1-4/2003	total	volume/price	currency	structure**	Q1-4/2004	Q1-4/2003
Europe Region*	2,472	2,372	+4%	+5%	0%	–1%	50%	49%
United States Region	1,242	1,203	+3%	+13%	–10%	0%	25%	25%
Japan Region	468	517	–10%	–8%	–2%	0%	10%	11%
Latin America/ Canada Region	411	383	+7%	+16%	–9%	0%	8%	8%
Asia/Pacific Region*	234	214	+9%	+13%	–4%	0%	5%	4%
Other Activities	80	139	–42%	–41%	–1%	0%	2%	3%
Total	4,907	4,828	+2%	+5%	–3%	0%	100%	100%

Q4/2004

Net sales by Region	EURm		Change from Q4/2003				% of total
	Q4/2004	Q4/2003	total	volume/price	currency	structure**	Q4/2004	Q4/2003
Europe Region*	611	603	+1%	+3%	0%	–2%	48%	47%
United States Region	337	329	+3%	+12%	–9%	0%	27%	26%
Japan Region	124	148	–16%	–12%	–4%	0%	10%	12%
Latin America/ Canada Region	114	104	+9%	+16%	–7%	0%	9%	8%
Asia/Pacific Region*	61	53	+15%	+20%	–5%	0%	5%	4%
Other Activities	18	38	–54%	–54%	0%	0%	1%	3%
Total	1,265	1,275	–1%	+4%	–4%	–1%	100%	100%
* Reallocation of individual countries to indicated Region and Region Asia/Middle East was renamed Asia/Pacific Region; previous year’s figures adjusted ** Effects from acquisitions and divestitures

Percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales trends by Business Area

Q1-4/2004

Net sales by Business Area and important indication areas*
	EURm		Change from Q1-4/2003				% of total
	Q1-4/2004	Q1-4/2003	total	volume/price	currency	structure**	Q1-4/2004	Q1-4/2003
Gynecology&Andrology	1,768	1,622	+9%	+13%	–4%	0%	36%	34%
Fertility control	1,491	1,333	+12%	+15%	–3%	0%	30%	28%
Hormone therapy	274	286	–4%	0%	–4%	0%	6%	6%
Specialized Therapeutics	1,542	1,560	–1%	+3%	–3%	–1%	31%	32%
Central nervous system (CNS)	861	852	+1%	+5%	–4%	0%	18%	18%
Oncology	420	449	–7%	–4%	–3%	0%	9%	9%
Cardiovascular	141	152	–7%	–4%	–3%	0%	3%	3%
Diagnostics& Radiopharmaceuticals	1,308	1,312	0%	+4%	–4%	0%	27%	27%
X-ray contrast media	574	598	–4%	–2%	–2%	0%	12%	12%
MRI contrast agents	332	322	+3%	+8%	–5%	0%	7%	7%
Radiopharmaceuticals	125	133	–5%	–4%	–1%	0%	2%	3%
Application technologies	271	254	+7%	+17%	–10%	0%	6%	5%
Dermatology	207	200	+4%	+6%	–2%	0%	4%	4%
Other sources	82	134	–40%	–37%	–3%	0%	2%	3%
Total	4,907	4,828	+2%	+5%	–3%	0%	100%	100%

Q4/2004

Net sales by Business Area and important indication areas*
	EURm		Change from Q4/2003				% of total
	Q4/2004	Q4/2003	total	volume/price	currency	structure**	Q4/2004	Q4/2003
Gynecology&Andrology	450	428	+5%	+9%	–4%	0%	36%	34%
Fertility control	379	361	+5%	+8%	–3%	0%	30%	29%
Hormone therapy	70	67	+2%	+6%	–4%	0%	6%	5%
Specialized Therapeutics	392	401	–2%	+4%	–3%	–3%	31%	31%
Central nervous system (CNS)	223	229	–2%	+1%	–3%	0%	18%	18%
Oncology	110	109	0%	+3%	–3%	0%	9%	9%
Cardiovascular	32	40	–18%	–14%	–2%	–2%	3%	3%
Diagnostics& Radiopharmaceuticals	351	353	0%	+4%	–4%	0%	28%	28%
X-ray contrast media	147	156	–6%	–3%	–3%	0%	12%	12%
MRI contrast agents	85	81	+5%	+10%	–5%	0%	7%	6%
Radiopharmaceuticals	32	34	–1%	0%	–1%	0%	2%	3%
Application technologies	84	82	+4%	+13%	–9%	0%	7%	6%
Dermatology	51	48	+5%	+8%	–3%	0%	4%	4%
Other sources	21	45	–55%	–55%	0%	0%	1%	3%
Total	1,265	1,275	–1%	+4%	–4%	–1%	100%	100%

* The indented figures do not add up to the total sales figures for the respective Business Area, because the total figures also include other indication areas.
** Effects from acquisitions and divestitures

Consolidated Income Statements

EURm

	Q1-4/2004	Q1-4/2003	Change	Q4/2004	Q4/2003	Change
Net sales	4,907	4,828	+2%	1,265	1,275	–1%
Cost of sales	–1,206	–1,233	–2%	–324	–351	–8%
Gross profit	3,701	3,595	+3%	941	924	+2%
Costs of
marketing and selling	–1,548	–1,525	+2%	–386	–389	–1%
engineering and administration	–524	–566	–7%	–142	–158	–10%
research and development	–919	–924	–1%	–236	–242	–2%
Other operating expenses/income	51	106		–11	11
Operating profit	761	686	+11%	166	146	+14%
Financial result	–9	15		–5	–3
Profit before taxes	752	701	+7%	161	143	+13%
Income taxes	–249	–255	–2%	–42	–46	–9%
Profit for the period	503	446	+13%	119	97	+23%
Attributable to:
Net profit	500	443	+13%	118	96	+23%
Minority interest	3	3		1	1
Basic and diluted earnings per share* (EUR)	2.61	2.28	+14%	0.62	0.50	+24%
* Diluted by stock options issued as part of Long Term Incentive Plans

An analyst conference call, in English language, will be held and audio webcast on our homepage www.schering.de today, February 9, 2005, at 16.00 hours CET.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations

Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de

Dr. Friedrich von Heyl, T: +49-30-468 152 96; friedrich.vonheyl@schering.de

Investor Relations

Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: February 9, 2005